Exhibit 99.1

ICZOOM GROUP INC.

(an exempted company incorporated in the Cayman Islands with limited liability with company number 301198) (NASDAQ: IZM)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Extraordinary Meeting”) of ICZOOM GROUP INC. (the “Company”) will be held on August 14, 2026 at 10 a.m. Local Time (August 13, 2026 at 10 p.m. U.S. Eastern Time) at No. 4489, Hangtang Highway, Fengcheng Town, Fengxian District, Shanghai, China. The Extraordinary Meeting will have the following proposal for considering and voting:

Item		Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of each of the issued and unissued class A ordinary shares (“Class A Shares”) of a par value of US$0.16 each and class B ordinary shares (“Class B Shares”) of a par value of US$0.16 each at a ratio one (1) — for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing (A) authorised but unissued Class A Shares of a par value of US$0.16 each and (B) authorised and issued Class A Shares of a par value of US$0.16 each, be consolidated into 1 Class A Share of a par value of US$0.80 each, and (ii) every 5 existing (X) authorised but unissued Class B Shares of a par value of US$0.16 each and (Y) authorised and issued Class B Shares of a par value of US$0.16 each be consolidated into 1 Class B Share of a par value of US$0.80 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each will become the authorised share capital of US$5,600,000 divided into 7,000,000 shares of a par value of US$0.80 each, comprising (a) 6,000,000 class A ordinary shares of a par value of US$0.80 each and (b) 1,000,000 class B ordinary shares of a par value of US$0.80 each; and

ii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Item		Board Vote Recommendation
2.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.80 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.80 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- ten (10) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting (the “Further Consolidation”) be and is hereby approved;

ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

(collectively, the “Share Consolidation Proposals”).

The Board of Directors of the Company has fixed the close of business on July 24, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials at the website maintained by the SEC at www.sec.gov.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE Extraordinary Meeting AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” THE PROPOSAL LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE Extraordinary Meeting WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in a hybrid format. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting. If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the proposal to be considered at the Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,
/s/ Lei Xia
Lei Xia
Executive Director
July 27, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

ICZOOM GROUP INC.
2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 14, 2026

PROXY STATEMENT

The Board of Directors of ICZOOM GROUP INC. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Extraordinary Meeting”) of the Company to be held at 10 a.m. on August 14, 2026 Local Time (August 13, 2026 at 10 p.m. U.S. Eastern Time) at No. 4489, Hangtang Highway, Fengcheng Town, Fengxian District, Shanghai, China. Only holders of the Class A ordinary shares, par value US$0.16 (the “Class A Ordinary Shares” or “Class A Shares”) and Class B ordinary shares, par value US$0.16 (the “Class B Ordinary Shares” or “Class B Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) of the Company at the close of business of the Company on July 24, 2026 (the “Record Date”) are entitled to attend and vote at the Extraordinary Meeting or at any adjournment thereof.

One or more shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Ordinary Shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes at the Extraordinary Meeting.

Any shareholder entitled to attend and vote at the Extraordinary Meeting may appoint a proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

A proxy statement describing the matters to be voted upon at the Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about July 27, 2026, to all shareholders entitled to vote at the Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. If you plan to attend the Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the Extraordinary Meeting.

Whether or not you plan to attend the Extraordinary Meeting, it is important that your shares be represented and voted at the Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet at www.transhare.com in accordance with the instructions on your proxy card. The proxy card must be received by no later than 11:59 p.m. EST on August 12, 2026 to be validly included in the tally of shares voted at the Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT
THE Extraordinary Meeting, THE PROXY MATERIALS AND
VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the Extraordinary Meeting. As a shareholder, you are invited to attend the Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE Extraordinary Meeting?

There are two proposals that will be voted on at the Extraordinary Meeting:

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of each of the issued and unissued class A ordinary shares (“Class A Shares”) of a par value of US$0.16 each and class B ordinary shares (“Class B Shares”) of a par value of US$0.16 each at a ratio one (1) — for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing (A) authorised but unissued Class A Shares of a par value of US$0.16 each and (B) authorised and issued Class A Shares of a par value of US$0.16 each be consolidated into 1 Class A Share of a par value of US$0.80 each, and (ii) every 5 existing (X) authorized but unissued Class B Shares of a par value of US$0.16 each and (Y) authorised and issued Class B Shares of a par value of US$0.16 each be consolidated into 1 Class B Share of a par value of US$0.80 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each will become the authorised share capital of US$5,600,000 divided into 7,000,000 shares of a par value of US$0.80 each, comprising (a) 6,000,000 class A ordinary shares of a par value of US$0.80 each and (b) 1,000,000 class B ordinary shares of a par value of US$0.80 each; and

FOR
ii)

consistency the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

RESOLVED AS AN ORDINARY RESOLUTION THAT:
i)

pursuant to the Article 19.1 of the Articles of Association of the Company, the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.80 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.80 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- ten (10) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting (the “Further Consolidation”) be and is hereby approved;

FOR
ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

(collectively, the “Share Consolidation Proposals”).

We may also transact such other business as may properly come before the Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” Proposal.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE Extraordinary Meeting?

If any other matters are properly presented for consideration at the Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the Extraordinary Meeting.

WHO CAN VOTE AT THE Extraordinary Meeting?

Shareholders of record at the close of business on July 24, 2026 the date established by the Board for determining the shareholders entitled to vote at our Extraordinary Meeting (the “Record Date”), are entitled to vote at the Extraordinary Meeting.

On the Record Date, 8,188,610 shares of our Class A Ordinary Shares (representing 8,188,610 votes) and 3,829,500 shares of our Class B Ordinary Shares (representing 38,295,000 votes) were issued and outstanding and are entitled to vote at the Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on the proposal to be voted on at the Extraordinary Meeting.

On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Company’s Class B Ordinary Shares shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

WHAT CONSTITUTES A QUORUM?

One or more shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Ordinary Shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes at the Extraordinary Meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the Extraordinary Meeting may be adjourned to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record:    You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner:    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the Extraordinary Meeting, but you may not vote these shares in person at the Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the Extraordinary Meeting in person, by telephone or over the Internet at www.transhare.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Transhare Corporation no later than 11:59 p.m. EST on August 12, 2026 to be validly included in the tally of shares voted at the Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet at www.transhare.com. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record:    If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

•        “FOR”

Item		Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of each of the issued and unissued class A ordinary shares (“Class A Shares”) of a par value of US$0.16 each and class B ordinary shares (“Class B Shares”) of a par value of US$0.16 each at a ratio one (1) — for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing (A) authorised but unissued Class A Shares of a par value of US$0.16 each and (B) authorized and issued Class A Shares of a par value of US$0.16 each be consolidated into 1 Class A Share of a par value of US$0.80 each, and (ii) every 5 existing (X) authorized but unissued Class B Shares of a par value of US$0.16 each and (Y) authorised and issued Class B Shares of a par value of US$0.16 each be consolidated into 1 Class B Share of a par value of US$0.80 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each will become the authorised share capital of US$5,600,000 divided into 7,000,000 shares of a par value of US$0.80 each, comprising (a) 6,000,000 class A ordinary shares of a par value of US$0.80 each and (b) 1,000,000 class B ordinary shares of a par value of US$0.80 each; and

ii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

2.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.80 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.80 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- ten (10) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting (the “Further Consolidation”) be and is hereby approved;

Item		Board Vote Recommendation
ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

(collectively, the “Share Consolidation Proposals”).

Beneficial Owners:    If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the Extraordinary Meeting, a valid, later-dated proxy. Attendance at the Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the Extraordinary Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on August 12, 2026. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE EXTRAORDINARY MEETING?

Transhare Corporation will tabulate and certify the votes. We plan to announce preliminary voting results at the Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The Share Consolidation Proposals must be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of any proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHAT DO I NEED TO DO TO ATTEND THE Extraordinary Meeting?

If you plan to attend the Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on July 24, 2026. In order to vote at the Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

The proxy card and the Notice are available at the website maintained by the SEC at www.sec.gov.

SHARE CONSOLIDATION PROPOSALS

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, to approve the Share Consolidation Proposals. The Share Consolidation Proposals must be passed by ordinary resolutions of the shareholders which requires they be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with the Articles.

The Share Consolidation Proposals will be implemented simultaneously for all shares of the Company. The Share Consolidation Proposals will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation Proposals will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation Proposals, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation Proposals are implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Class A Ordinary Shares will change accordingly with the Share Consolidation Proposals.

Fractional Shares

The Directors are authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Reasons for the Share Consolidation Proposals

The Directors noted and believe that:

•        the authorised share capital of the Company is US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each (“Class A Shares”) and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each (“Class B Shares”);

•        in furtherance of the business and operations of the Company and to accommodate the allotment and issue of additional shares by the Company, the Company would approve (i) a consolidation of each of the issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of one (1) for five (5), effective immediately (the “Initial Consolidation”) and (ii) the Directors to implement the further share consolidation, should it be necessary, as set out below (the “Further Consolidation”);

•        the Initial Consolidation, if approved, should enable the traded price of the Company’s Class A Shares to be greater than US$1 as required by Nasdaq Listing Rule 5550(a)(2) so that the Company regain compliance with Nasdaq’s minimum bid price requirement for its traded Class A Shares;

•        the Further Consolidation, if approved, will provide the Company with the ability to act promptly if the market price of its Class A Shares decreases in the future to be less than $1 for a consecutive thirty (30) trading days, including following any potential capital markets transaction. It is expected that a higher trading price of the Class A Shares following any Further Consolidation may help the Company maintain compliance with Nasdaq’s minimum bid price requirement, should such compliance ever become an issue;

•        the increased market price of the Class A Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of the Class A Shares and may encourage interest and trading in the Class A Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in the Class A Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of the Class A Shares;

•        the Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation Proposals

There were 8,188,610 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the Further Consolidation at the ratios of 10-1, 5-1 or 2-1, without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record Date	Upon Initial Consolidation effective	Ratio of 2-1	Ratio of 5-1	Ratio of 10-1
Class A Ordinary Shares	8,188,610	1,637,722	818,861	327,544.4	163,772.2
Class B Ordinary Shares	3,829,500	765,900	382,950	153,180	76,590

The following table contains number of authorized share capital of the Company immediately following the Further Consolidation at the ratios of 10-1, 5-1 or 2-1, without giving effect to any adjustments for fractional shares.

	Shares Authorized
	Record Date	Upon Initial Consolidation effective	Ratio of 2-1	Ratio of 5-1	Ratio of 10-1
Class A ordinary shares	30,000,000	6,000,000	3,000,000	1,200,000	600,000
Class B ordinary shares	5,000,000	1,000,000	500,000	200,000	100,000

Book-Entry Shares

If the Share Consolidation Proposals are effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post- Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre- consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate (s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Share Consolidation are:

Item		Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of each of the issued and unissued class A ordinary shares (“Class A Shares”) of a par value of US$0.16 each and class B ordinary shares (“Class B Shares”) of a par value of US$0.16 each at a ratio one (1) — for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing (A) authorised but unissued Class A Shares of a par value of US$0.16 each and authorised and issued Class A Shares of a par value of US$0.16 each be consolidated into 1 Class A Share of a par value of US$0.80 each, and (ii) every 5 existing (X) authorised but unissued Class B Shares of a par value of US$0.16 each and authorised and issued Class B Shares of a par value of US$0.16 each be consolidated into 1 Class B Share of a par value of US$0.80 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$5,600,000 divided into 35,000,000 shares of a par value of US$0.16 each, comprising (a) 30,000,000 class A ordinary shares of a par value of US$0.16 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.16 each will become the authorised share capital of US$5,600,000 divided into 7,000,000 shares of a par value of US$0.80 each, comprising (a) 6,000,000 class A ordinary shares of a par value of US$0.80 each and (b) 1,000,000 class B ordinary shares of a par value of US$0.80 each; and

ii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Item		Board Vote Recommendation
2.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

pursuant to Article 19.1 of the Articles of Association of the Company, the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.80 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.80 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- ten (10) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting (the “Further Consolidation”) be and is hereby approved;

ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than February 10, 2027, being 180 days after the date of the Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

(collectively, the “Share Consolidation Proposals”).

Vote Required and Board Recommendation

If a quorum is present, the ordinary resolutions must be passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with the Articles affirmative vote of a majority of in excess of 50 percent of the votes of the shares entitled to vote on the proposal that were cast at the Extraordinary Meeting will be required to approve the Share Consolidation Proposal.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CONSOLIDATION PROPOSALS AS DESCRIBED IN THIS PROPOSAL

The Board of Directors is not aware of any other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Executive Director

July 27, 2026